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                              December 15, 2023

       Dennis Story
       Chief Financial Officer
       Manhattan Associates, Inc.
       2300 Windy Ridge Parkway, Tenth Floor
       Atlanta, Georgia 30339

                                                        Re: Manhattan
Associates, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
December 12, 2023
                                                            File No. 000-23999

       Dear Dennis Story :

              We have reviewed your December 12, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 30,
       2023 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Revenue, page 28

   1. We note your response to prior comment 2 and acknowledge the disclosure on page 24.
                                                        While that disclosure
indicates the mix of new to existing customers for cloud
                                                        subscriptions and
software license for sales in 2022, it is not clear what comprises the year over year growth in
cloud subscription revenue. Therefore, as previously requested, please tell us and revise to
disclose the amount or percentage of the increase in cloud
                                                        subscription revenue
attributable to new versus existing customers including those that are migrating from
on-premise offerings to cloud offerings, in order to provide better context to your results of
operations discussion.
 Dennis Story
FirstName
Manhattan LastNameDennis
          Associates, Inc. Story
Comapany15,
December  NameManhattan
              2023         Associates, Inc.
December
Page 2    15, 2023 Page 2
FirstName LastName
2. You indicate in your response to prior comment 2 that you will disclose in future filings the percentage of professional services revenue that relates to cloud subscriptions, which was approximately 25% in 2020 and over 50% in 2022. Please tell us and revise to disclose the actual percentages for fiscal 2021 and 2022, and explain the types of professional services that comprise the remaining amounts. Further, as previously requested, in order to better explain the year over year growth in service revenue, tell us and revise to disclose the amount or percentage of the increase attributable to new versus existing customers.
       Please contact Chen Chen at 202-551-7351 or Melissa Kindelan at 202-551-3564 if you
have questions regarding comments on the financial statements and related matters.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Linda Pinne